Exhibit 21.1

Ceva, Inc.

Subsidiaries

The following are the subsidiaries of Ceva, Inc.

Name	Jurisdiction of Incorporation
Ceva Limited	Northern Ireland
Ceva Development, Inc.	California
Ceva, Inc.	Cayman Islands
Ceva Ireland Limited	Republic of Ireland
Ceva Technologies, Limited	Israel
Ceva Services Limited	Republic of Ireland
Ceva Systems LLC	Delaware
Nihon Ceva K.K.	Japan
Ceva Technologies Limited	Republic of Ireland
Ceva Technologies, Inc.	Delaware
Ceva France	France
RivieraWaves SAS	France
Ceva SER d.o.o. Beograd	Serbia
Ceva Technologies Single Member Private Company	Greece
Ceva China Limited	China